EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of our report dated June 1, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to earnings per share, segment reporting and transition period comparative data described in Notes 11, 12 and 13, respectively, as to which the date is July 1, 2010 relating to the consolidated financial statements of Vera Bradley Designs, Inc. and its subsidiaries, which appears in such Registration Statement. We also consent to the references to us under the headings “Summary Consolidated Financial and Other Data”, “Selected Consolidated Financial and Other Data” and “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana

October 13, 2010